July 22, 2005

VIA REGULAR US MAIL
AND AS FILED ON EDGAR

Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Mail Stop:        6010

Attention:        Jim B. Rosenberg

Re:               LitFunding Corp.
                  Form 10-KSB for the fiscal year ended December 31, 2004 Filed March 21, 2005
                  File No. 0-49679

Dear Mr. Rosenberg:

On behalf of LitFunding Corp., a Nevada corporation ("we" or the "Company"), please be informed that the undersigned has received and read your letter dated July 5, 2005, regarding the Company's Form 10-KSB ("Form 10-KSB") filed with the Securities and Exchange Commission ("Commission") on March 21, 2005.

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in that letter. The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter.

                                              Securities and Exchange Commission
                                                           Mr. Jim B. Rosenberg
                                                                   July 22, 2005
                                                                          Page 2



CONSOLIDATED FINANCIAL STATEMENTS, PAGE 16
-------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003, PAGE 22
------------------

3.  Bankruptcy Petition and Reorganization, page 27  Amendment No. 2 Form SB-2

Comment No. 1:
--------------

Please note the attached letter from our bankruptcy counsel regarding the legal basis for the transfer of the obligations and the related transfer of assets.

We believe that through the order stipulated by the bankruptcy court, the arrangement with the creditors meets the criteria in paragraphs 16 a) and 16 b) of SFAS No. 140. Please note that the IEP distribution agent has taken possession of the contingent advance contracts, enforces the contracts, and collects and distributes the funds to the creditors. The Company has no back-end interest in the contracts. This transfer of control effectively relieves us of our obligations to the IEP Claimants as stipulated in the bankruptcy plan.

The original IEP Claim of $26,700,000 was initially recorded as a liability because this was the amount of the total potential claim granted the IEP Claimants under the bankruptcy plan. However, the amount ultimately payable to the creditors holding this claim, with the exception of a $1.5 million dollar note, was limited to the amount actually collected from a defined pool of contingent advance contracts. As a part of the stipulation entered into with the IEP Claimants, the $1.5 million dollar recourse obligation was waived, leaving only a nonrecourse claim. Since the IEP Claimants now have complete control over the contract pool from which their claim will be paid, and since the claim itself is now completely nonrecourse, it was management's assessment that the asset had been transferred and the liability extinguished.

Comment No. 2:
-------------

As noted above, the attached correspondence from our bankruptcy counsel and the stipulation from the bankruptcy court reflecting the December 2004, agreement between us and the IEP claimants, provides evidence that the obligations have been relieved and the assets have been transferred. The bankruptcy court stipulation prescribes the method of transfer of control of the Contract Pool. Specifically, par. 2.1 of that stipulation states that the agent has complete control of the Contract Pool with certain requirements to provide payments to other bankruptcy creditors depending on the volume of cash collections. We believe that this agreement meets the criteria outlined in paragraphs 9a), 9b) and 9c) of SFAS No. 140.

The Company herewith also acknowledges the following:

   o that it is responsible for the adequacy and accuracy of the disclosure in the filings
   o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action in regard to the filing; and
   o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

                                              Securities and Exchange Commission
                                                            Mr. Jim B. Rosenberg
                                                                   July 22, 2005
                                                                          Page 3




Hopefully, this response letter adequately addresses the issues raised in your comment letter dated July 5, 2005. Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at 702.317.1610. Your assistance in this matter is greatly appreciated. Thank you.




Sincerely,




LITFUNDING CORP.

/s/ Morton Reed
Morton Reed, President
Enclosure



--------------------------------------------------------------------------------




==========================
                                    Paul J. Couchot             Sean A. OKeefe
        WINTHROP                    Richard H. Golubow          Robert E. Opera
        COUCHOT                     Garrick Hollander           William J. Wall
Professional Corporation            Peter W. Lianides           Marc J. Winthrop

==========================
    660 Newport Center Drive, Ste. 400 o Newport Beach o California o 92660
                  o Tel: (949) 720-4100 o Fax: (949) 720-4111
--------------------------------------------------------------------------------





                                  July 6, 2005

VIA FAX
Mr. Donald Abbot
Senior Staff Accountant
Securities & Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549-8010

RE: LITFUNDING CORP/RELY TO LETTER OF JULY 5, 2005

Dear Mr. Abbot:

I am a partner with Winthrop Couchot, P.C. I represented Litfunding Corp., a Nevada corporation, and its wholly owned subsidiary, California Litfunding, a Nevada corporation (together the "Litfunding Companies") in their joint Chapter 11 proceeding. Since the facts that bear upon the issues raised in your letter of July 5, 2005 (the "Inquiry Letter") occurred within the Chapter 11 proceeding, and since these facts were set forth in a court order, the Litfunding Companies have requested that I provide a response to your office.

Attached hereto is a stipulation that was approved by the United States Bankruptcy Court in the Litfunding Companies' Chapter 11 proceeding (the "Stipulation"). The facts relative to the Stipulation can be summarized as follows. Prior to the initiation of their Chapter 11 proceeding, the Litfunding Companies advanced approximately $19.0 million dollars to lawyers and law firms, and in some instances plaintiffs, pursuant to "Settlement Agreements". Pursuant to the terms of these Settlement Agreements, the law firms/lawyers (or plaintiffs) agreed to use these funds to pay the costs associated with the pursuit of an identified lawsuit. The parties that received these funds further agreed that if funds were collected on account of the funded lawsuits, the funds advanced would be repaid, plus a fee, out of the funds collected from the lawsuits.

After the Litfunding Companies filed Chapter 11, a group of creditors (the "IEP Claimants") who held the largest body of claims demanded that the Litfunding Companies plan of reorganization incorporate an involved collection system. Pursuant to this collection system, substantially all funds collected from all outstanding settlement agreements (the "Contract Pool") would be turned over to the IEP Claimants, and applied against the balance owed on a $26.0 million dollar promissory note made by the Litfunding Companies in favor of the IEP Claimants as part of the Plan (the "IEP Plan Note"). By its terms the IEP Plan Note was recourse only to the collections from the Contract Pool.

The Plan further provided that the Litfunding Companies would execute a second recourse note in favor of the IEP Claimants, in the amount of $1.5 million dollars (the "Administrative Note"). This latter sum reflected the overhead charge that the Litfunding Companies were authorized to deduct from collections generated from the Contract Pool over a period of approximately one year. If the IEP Plan Note was paid off, the Administrative Note obligation would be waived, and all future collections from the Contract Pool would be retained by the Litfunding Companies. The Plan was confirmed by an order of the United States Bankruptcy Court in June of 2004.

In December of 2004, six months after the Plan was confirmed, the IEP Claimants and the Litfunding Companies entered into an agreement regarding the turnover of control over Contract Pool. This agreement was set forth in the Stipulation between Reorganized Debtor and IEP Claimants (Class 6) re Appointment of Agent to Control Collection of Receivables (the "Stipulation") attached hereto. In summary the Stipulation provided that the IEP Claimants would waive the obligations in the IEP Plan Note and in the Administrative Note. In consideration for this waiver, an agent appointed by the IEP Claimant would take complete control over the Contract Pool, and in particular the collection of all funds due under the terms of these contracts, and such agent would distribute the funds to the IEP Claimants. The Stipulation further provided that the Litfunding Companies would waive their "back end" interest in the Contract Pool.

The net effect of the provisions in the Stipulation was the following. The liabilities provided for in the IEP Plan Note and in the Administrative Note were removed from the Litfunding Companies balance sheet. Together these liabilities were approximately $27.0 million dollars. At the same time, the Litfunding Companies "back end" interest in all collections from the Contract Pool was waived, removing this "asset" from the Litfunding Companies balance sheet.

Whether the factual picture recited above falls within the particular accounting regulations cited in the Inquiry Letter is an issue for the accounting professionals. This letter was merely intended to explain the factual basis underlying the characterizations that appear in the 10-k.



                                    Sincerely,
                                    Sean A. OKeefe
                                    /s/ Sean A. O'Keefe